Exhibit 4.1

Description of Registrant’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Blackstone Infrastructure Strategies L.P. (“BXINFRA U.S.,” or “we,” “us” or “our”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class I (“Class I” or “Class I Units”), Class S (“Class S” or the “Class S Units”), and Class D (“Class D” or the “Class D Units” and, together with the Class I Units and the Class S Units, the “Units”). In this exhibit, the terms “we,” “us” or “our” refer only to BXINFRA U.S. and not any of its subsidiaries.

The following description of our Units is a summary of the material terms and provisions that apply to our Units. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our third amended and restated limited partnership agreement (as may be further amended and restated from time to time, the “BXINFRA U.S. Partnership Agreement”), which is filed as an exhibit to the Annual Report on Form 10-K to which this exhibit relates and is incorporated by reference herein. We encourage you to carefully review the BXINFRA U.S. Partnership Agreement for additional information. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit or as defined in the BXINFRA U.S. Partnership Agreement, as context requires.

General

There is currently no market for our Units, and we do not expect that a market for our Units will develop in the future. We do not intend for the Units to be listed on any national securities exchange. There are no outstanding options or warrants to purchase the Units. Under the terms of the BXINFRA U.S. Partnership Agreement, unitholders shall be entitled to the same limited liability extended to limited partners of limited partnerships formed under the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101, et. Seq (the “DRULPA”). The BXINFRA U.S. Partnership Agreement provides that the exercise by any unitholder of any right conferred under the BXINFRA U.S. Partnership Agreement will not be construed to constitute participation by such unitholder in the control of the business of BXINFRA U.S. so as to make such unitholder liable as a general partner for the debts and obligations of BXINFRA U.S. for purposes of the DRULPA. To the fullest extent permitted by law, no unitholder owes any duty (fiduciary or otherwise) to BXINFRA U.S. or any other unitholder or the General Partner as a result of such unitholder’s status as a unitholder, other than to act in accordance with the implied contractual covenant of good faith and fair dealing (to the extent required by law); provided, that this in no way limits any express obligations of a unitholder provided for under the BXINFRA U.S. Partnership Agreement or in such Limited Partner’s Subscription Agreement.

Units

Unitholders are not entitled to nominate or vote in the election of BXINFRA U.S.’s directors and, as such, BXINFRA U.S. is not required to file proxy statements or information statements under Section 14 of the Exchange Act except in those limited circumstances where a vote of unitholders is required under the BXINFRA U.S. Partnership Agreement or Delaware law. Further, unitholders are not able to bring matters before meetings of unitholders or nominate directors at such meeting, nor are they generally able to submit unitholder proposals under Rule 14a-8 of the Exchange Act. Overall responsibility for BXINFRA U.S.’s oversight rests with Blackstone Infrastructure Strategies Associates L.P. (the “General Partner”), subject to certain oversight rights held by BXINFRA U.S.’s board of directors (the “Board of Directors”), as applicable and further described in the Annual Report on Form 10-K to which this exhibit relates.

Certain financial intermediaries through which a unitholder was placed in BXINFRA U.S. may charge such unitholder upfront selling commissions, placement fees, subscription fees or other similar fees (“Subscription Fees”) on Units that are paid by the unitholder outside of its investment in BXINFRA U.S. and not reflected in BXINFRA U.S.’s net asset value (the “NAV”).

Class I Units

No Subscription Fees will be paid with respect to sales of Class I or issuances of any Class I Units pursuant to our distribution reinvestment plan. Further, no Servicing Fees (as defined below) are paid with respect to our outstanding Class I Units.

Class S Units

Each Class S Unit may be subject to a Subscription Fee of up to 3.5% of the NAV on Class S Units on the date of the purchase.

We pay Blackstone Securities Partners L.P. (the “Dealer Manager”) a servicing fee (“Servicing Fee”) with respect to our outstanding Class S Units equal to 0.85% per annum of the aggregate NAV of our outstanding Class S Units as of the last day of each month. The Dealer Manager anticipates that all or a portion of the Servicing Fee will be retained by, or reallowed (paid) to, participating brokers or other financial intermediaries. Any amounts allocated in accordance with the foregoing sentence will compensate such participating brokers or other financial intermediaries for reporting, administrative and other services provided to a unitholder by such participating brokers or other financial intermediaries, as applicable.

The Subscription Fees are not payable in respect of any Class S Units issued pursuant to our distribution reinvestment plan, but such Class S Units will be charged the Servicing Fee payable with respect to all our outstanding Class S Units.

Class D Units

Each Class D Unit may be subject to a Subscription Fee of up to 1.5% of the NAV on Class D Units on the date of the purchase.

We pay the Dealer Manager a Servicing Fee with respect to our outstanding Class D Units equal to 0.25% per annum of the aggregate NAV of our outstanding Class D Units as of the last day of each month. The Dealer Manager anticipates that all or a portion of the Servicing Fee will be retained by, or reallowed (paid) to, participating brokers or other financial intermediaries. Any amounts allocated in accordance with the foregoing sentence will compensate such participating brokers or other financial intermediaries for reporting, administrative and other services provided to a unitholder by such participating brokers or other financial intermediaries, as applicable.

The Subscription Fees are not payable in respect of any Class D Units issued pursuant to our distribution reinvestment plan, but such Class D Units will be charged the Servicing Fee payable with respect to all our outstanding Class D Units.

Distributions

BXINFRA U.S. intends to declare regular quarterly distributions as authorized by the General Partner and may pay such distributions to unitholders on a quarterly basis, which began the first full calendar quarter after the Initial Closing Date. However, BXINFRA U.S. cannot guarantee that it will make distributions, and any distributions made will be at the discretion of the General Partner, considering factors such as earnings, cash flow, capital needs, taxes and general financial condition and the requirements of applicable law. As a result, BXINFRA U.S.’s distribution rates and payment frequency may vary from time to time.

Unitholders of record as of the record date will be eligible for distributions declared. The per Unit amount of distributions on our Units may differ because of different class- or series-specific fees and expenses that are deducted from the gross distributions for each class, or series of a class. In the event that BXINFRA U.S. makes a distribution, we have adopted an “opt out” distribution reinvestment plan for investors. As a result, in the event of a declared cash distribution (if any), each unitholder that has not “opted out” of the distribution reinvestment plan will have its distributions automatically reinvested in additional Units rather than receive cash distributions.

Transfers

Pursuant to the BXINFRA U.S. Partnership Agreement, unitholders may transfer part or all their Units, but must provide 60 calendar days’ written notice to the General Partner (or such reasonably shorter period as is agreed to by the General Partner). The General Partner may refuse such requested transfer for certain reasons, as further described in the BXINFRA U.S. Partnership Agreement.

Delaware Law and Certain Provisions of the BXINFRA U.S. Partnership Agreement

Organization and Duration

BXINFRA U.S. was formed on July 16, 2024 as a Delaware limited partnership. BXINFRA U.S. will remain in existence until terminated in accordance with the BXINFRA U.S. Partnership Agreement or pursuant to Delaware law. The BXINFRA U.S. Partnership Agreement provides that BXINFRA U.S. shall dissolve, and the winding up of its affairs shall commence, upon (a) a determination made by the General Partner at any time in its sole discretion that the dissolution and winding up of BXINFRA U.S. is in the best interests of BXINFRA U.S., (b) the complete withdrawal or assignment of all of the general partner interest held by the General Partner (other than in connection with a permitted assignment and substitution as described in the BXINFRA U.S. Partnership Agreement), or the bankruptcy or dissolution and commencement of winding up of the General Partner, unless the business of BXINFRA U.S. is continued without dissolution in accordance with the DRULPA, (c) at any time there are no Limited Partners of BXINFRA U.S., unless the business of BXINFRA U.S. is continued without dissolution in accordance with the DRULPA, (d) upon (i) certain cause events, including a finding by any court or governmental body of competent jurisdiction that the General Partner or the Investment Manager (as defined below) has committed a felony or a material violation of applicable securities laws that has a material adverse effect on the business of BXINFRA U.S. or the ability of the General Partner or the Investment Manager to perform their respective duties under the terms of the BXINFRA U.S. Partnership Agreement or the Investment Management Agreement, as the case may be, and (ii) the consent by Limited Partners holding 75% of the total aggregate outstanding Units to dissolve BXINFRA U.S., or (e) the entry of a decree of judicial dissolution of BXINFRA U.S. pursuant to Section 17-802 of the DRULPA.

Purpose

Under the BXINFRA U.S. Partnership Agreement, the principal purpose of BXINFRA U.S. is to seek to make Investments in accordance with the investment objectives and policies of BXINFRA U.S. as in effect from time to time, as described elsewhere in the Annual Report on Form 10-K to which this exhibit relates and the BXINFRA U.S. Partnership Agreement, and to engage in any other lawful activity as the General Partner may from time to time determine and to do all things incidental or ancillary thereto.

Amendment to the BXINFRA U.S. Partnership Agreement

Except as required by law, the BXINFRA U.S. Partnership Agreement may be amended, modified or supplemented, and any provision may be waived, solely by the written consent of the General Partner (including an amendment effected pursuant to a merger, consolidation, conversion or similar transaction into a successor entity to BXINFRA U.S.); provided that any amendment, modification or supplement that is viewed by the General Partner in its discretion, as a whole together with all such amendments, modifications or supplements, as having a material adverse effect on the Limited Partners in the aggregate will require the approval of the Independent Directors and will not take effect until the Limited Partners have received notice of such amendment (including through an Exchange Act report) and, following receipt of such notice, at least two opportunities for redemptions of Units have taken place.

Actions Related to Merger, Conversion, Reorganization or Dissolution

The General Partner may in its sole discretion enter into any one or more transactions related to capital or conversion events, including a merger, conversion, consolidation or other reorganization of BXINFRA U.S. and take all actions necessary or desirable to affect any such transactions, as further described in the BXINFRA U.S. Partnership Agreement.

Exclusive Delaware Jurisdiction

Unless otherwise agreed by the General Partner in writing, any action or proceeding against the parties relating in any way to the BXINFRA U.S. Partnership Agreement shall be brought and enforced in the courts of the State of Delaware or, to the extent subject matter jurisdiction exists therefor, the United States District Court for the District of Delaware, and the parties irrevocably submit to the jurisdiction of all such courts in respect of any such action or proceeding. For the avoidance of doubt, unless the General Partner consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, any action or proceeding arising under the federal securities laws, including the rules and regulations promulgated thereunder, shall be brought and enforced in the United States District Court for the District of Delaware.

Waiver of Trial by Jury

The BXINFRA U.S. Partnership Agreement provides that unitholders waive and release their respective rights to a trial by jury in any action, suit or proceeding arising out of or related to the BXINFRA U.S. Partnership Agreement. Such waiver of a jury trial will not, however, serve as a waiver by any parties of any claim or cause of action arising out of or relating to the federal securities laws or the rules and regulations promulgated thereunder. In addition, unitholders cannot waive BXINFRA U.S.’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Fiduciary Duties

The members of the Board of Directors (including the Independent Directors) shall owe a fiduciary duty to use their reasonable business judgment to act in the best interests of BXINFRA U.S. with respect to matters of BXINFRA U.S. that are within the Board of Directors’ authority, as described in the BXINFRA U.S. Partnership Agreement, and/or are submitted to the Board of Directors, as applicable.

Indemnification of Directors, Officers, the General Partner and Investment Manager; Advance of Expenses

As further explained in the BXINFRA U.S. Partnership Agreement and to the fullest extent permitted by law, we will indemnify and hold harmless any of the directors, officers of BXINFRA U.S., the General Partner, Blackstone Infrastructure Advisors L.L.C. (the “Investment Manager”), partnership representative and any of their respective affiliates and any person who serves at the specific request of the General Partner or the Investment Manager on behalf of BXINFRA U.S. or any other entity (each, a “BXINFRA Indemnified Party”) for any mistake in judgment or any action or omission required pursuant to the BXINFRA U.S. Partnership Agreement and/or the Investment Management Agreement (“Indemnified Losses”), to the extent that such Indemnified Losses are not attributable to such BXINFRA Indemnified Party’s intentional and material breach of the BXINFRA U.S. Partnership Agreement or the Investment Management Agreement, gross negligence, fraud, willful misconduct or bad faith.

BXINFRA U.S.’s indemnification obligations will be satisfied from BXINFRA U.S.’s assets. Upon prior written approval by the General Partner, BXINFRA U.S. will advance expenses that are reasonably incurred by a BXINFRA Indemnified Party in the defense or settlement of any claim that is subject to indemnification.

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